                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      THE READER'S DIGEST ASSOCIATION, INC.
                      -------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    755267101
                                 --------------
                                 (CUSIP Number)

                                December 13, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [_]  Rule 13d-1(d)


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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 2 of 13 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Highfields Capital Management LP
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER  8,327,431
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER  8,327,431
    PERSON
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER  --0--

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,327,431
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------


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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 3 of 13 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Highfields GP LLC
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER  8,327,431
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER  8,327,431
    PERSON
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER  --0--

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,327,431
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------


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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 4 of 13 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jonathon S. Jacobson
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER  8,327,431
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER  8,327,431
    PERSON
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER  --0--

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,327,431
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------



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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 5 of 13 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard L. Grubman
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER  8,327,431
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER  8,327,431
    PERSON
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER  --0--

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,327,431
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.5%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 6 of 13 Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Highfields Capital Ltd.
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands B.W.I.
--------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER  6,099,072
   NUMBER OF
    SHARES         -------------------------------------------------------------
 BENEFICIALLY        6.   SHARED VOTING POWER  --0--
   OWNED BY
     EACH          -------------------------------------------------------------
  REPORTING          7.   SOLE DISPOSITIVE POWER  6,099,072
    PERSON
     WITH          -------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER  --0--

--------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,099,072
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [_]
      CERTAIN SHARES
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.2%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 7 of 13 Pages
----------------------                                    ----------------------


On December 13, 2002, the Issuer completed a recapitalization transaction in which, among other things, (1) each share of Class A Nonvoting Common Stock, par value $0.01 per share ("Class A Stock") was recapitalized by merger into one share of Common Stock, par value $0.01 per share, entitled to one vote per share ("Common Stock"), and (2) each share of Class B Voting Common Stock, par value $0.01 per share ("Class B Stock") was recapitalized by merger into 1.22 shares of Common Stock (with cash paid in lieu of fractional shares). This Schedule 13G is being filed to reflect the Reporting Persons' beneficial ownership of Common Stock as of the date hereof resulting from such recapitalization events. Percentage calculations set forth herein are based upon approximately 97,854,603 shares of Common Stock outstanding. Such number was calculated based upon the number of shares of Class A Stock and Class B Stock outstanding prior to the recapitalization, as reported in The Reader's Digest Association, Inc.'s most recent quarterly report on Form 10-Q for the quarterly period ended September 30, 2002 as filed on November 14, 2002, and giving effect to the purchase of Class B Stock by the Issuer and the conversion ratios described above in connection with the recapitalization. Such number does not account for cash payments in lieu of fractional shares.

Item 1(a).     Name of Issuer:

               The Reader's Digest Association, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Reader's Digest Road
               Pleasantville, NY 10570-7000

Item 2(a).     Name of Person Filing:

               This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by Highfields Capital I LP, Highfields Capital II LP and Highfields Capital Ltd. (collectively, the "Funds"):

               (i) Highfields Capital Management LP, a Delaware limited partnership ("Highfields Capital Management") and investment manager to each of the Funds,

               (ii) Highfields GP LLC, a Delaware limited liability company ("Highfields GP") and the General Partner of Highfields Capital Management,

               (iii) Jonathon S. Jacobson, a Managing Member of Highfields GP,
                     and

               (iv)  Richard L. Grubman, a Managing Member of Highfields GP.

               This statement is also being filed by Highfields Capital Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. with respect to the shares of Common Stock of the Issuer owned by Highfields Capital Ltd. (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman).

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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 8 of 13 Pages
----------------------                                    ----------------------



                  Highfields Capital Management, Highfields GP, Mr. Jacobson, Mr. Grubman and Highfields Capital Ltd. are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Address for Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:
                  c/o Highfields Capital Management
                  200 Clarendon Street, 51st Floor
                  Boston, Massachusetts 02116

                  Address for Highfields Capital Ltd.:
                  c/o Goldman Sachs (Cayman) Trust, Limited
                  Harbour Centre, Second Floor
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

Item 2(c).        Citizenship:

                  Highfields Capital Management - Delaware
                  Highfields GP - Delaware
                  Jonathon S. Jacobson - United States
                  Richard L. Grubman - United States
                  Highfields Capital Ltd. - Cayman Islands, B.W.I.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  755267101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  (a) |_| Broker or dealer registered under Section 15 of the
                          Exchange Act.

                  (b) |_| Bank as defined in Section 3(a)(6) of the Exchange
                          Act.

                  (c) |_| Insurance company as defined in Section 3(a)(19) of
                          the Exchange Act.

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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 9 of 13 Pages
----------------------                                    ----------------------





                  (d) |_| Investment company registered under Section 8 of the
                          Investment Company Act.

                  (e) |_| An investment adviser in accordance with
                          Rule 13d-1(b)(1)(ii)(E);

                  (f) |_| An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) |_| A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) |_| A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act;

                  (i) |_| A church plan that is excluded from the definition of
                          an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  For Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman:

                  (a) Amount beneficially owned:

                      8,327,431 shares of Common Stock

                  (b) Percent of class:

                      8.5%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote 8,327,431

                      (ii)  Shared power to vote or to direct the vote --0--

                      (iii) Sole power to dispose or to direct the disposition
                            of 8,327,431

                      (iv) Shared power to dispose or to direct the disposition of --0--

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----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 10 of 13 Pages
----------------------                                    ----------------------




                  For Highfields Capital Ltd.:

                  (a) Amount beneficially owned:

                      6,099,072 shares of Common Stock

                  (b) Percent of class:

                      6.2%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote 6,099,072

                      (ii)  Shared power to vote or to direct the vote --0--

                      (iii) Sole power to dispose or to direct the disposition
                            of 6,099,072

                      (iv) Shared power to dispose or to direct the disposition of --0--

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  The shares beneficially owned by Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman are beneficially owned by the Funds; Highfields Ltd.
                  individually owns 6.2% of the shares and Highfields Capital I LP and Highfields Capital II LP individually own less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 11 of 13 Pages
----------------------                                    ----------------------

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 12 of 13 Pages
----------------------                                    ----------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          December 18, 2002
                    -----------------------------------------------------------
                                                Date

                    HIGHFIELDS CAPITAL MANAGEMENT LP

                    By:  Highfields GP LLC, its General Partner

                    /s/ Kenneth H. Colburn
                    -----------------------------------------------------------
                                              Signature

                    Kenneth H. Colburn, Authorized Signatory
                   -----------------------------------------------------------
                                             Name/Title


                    HIGHFIELDS GP LLC

                    /s/ Kenneth H. Colburn
                     -----------------------------------------------------------
                                              Signature

                    Kenneth H. Colburn, Authorized Signatory
                    -----------------------------------------------------------
                                             Name/Title


                    JONATHON S. JACOBSON

                    /s/ Kenneth H. Colburn
                    -----------------------------------------------------------
                                              Signature

                    Kenneth H. Colburn, Authorized Signatory
                    -----------------------------------------------------------
                                             Name/Title


                    RICHARD L. GRUBMAN

                    /s/ Kenneth H. Colburn
                    -----------------------------------------------------------
                                              Signature

                    Kenneth H. Colburn, Authorized Signatory
                    -----------------------------------------------------------
                                             Name/Title

----------------------                                    ----------------------
  CUSIP No. 755267101                  13G                  Page 13 of 13 Pages
----------------------                                    ----------------------


                    HIGHFIELDS CAPITAL LTD.

                    By: Highfields Capital Management LP, its Investment
                        Manager

                    By: Highfields GP LLC, its General Partner

                    /s/ Kenneth H. Colburn
                   -----------------------------------------------------------
                                              Signature

                    Kenneth H. Colburn, Authorized Signatory
                   -----------------------------------------------------------
                                            Name/Title